UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Fushi Copperweld, Inc.
(Name of Issuer)

Common Stock, Par Value $.006 Per Share
(Title of Class of Securities)

36113E107
(CUSIP Number)

Li Fu Wise Sun Investments Ltd. TYG Center Tower B, Suite 2601 Dongsanhuan Bei Lu, Bing 2 Beijing, 100027 China (86) 10 8441 7777	Donald Yang Abax Global Capital (Hong Kong) Limited Two International Finance Centre Suite 6708, 8 Finance Street, Central Hong Kong (852) 3602 1988

With copies to:

Michael V. Gisser Peter X. Huang Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 No. 1, Jianguomenwai Avenue Beijing 100004 China (86) 10 6535-5599	David Meredith Weil, Gotshal & Manges LLP One South Place London EC2M 2WG United Kingdom (44) 20 7903 1078
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Li Fu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,887,222[1]
	8.	SHARED VOTING POWER 9,228,433[2]
	9.	SOLE DISPOSITIVE POWER 1,887,222[3]
	10.	SHARED DISPOSITIVE POWER 9,228,433
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,115,655[4]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.4%[5]
14.	TYPE OF REPORTING PERSON IN

1 This includes 110,999 options for shares of Common Stock as described in Item 5.
2 This includes shares directly owned by Wise Sun and members of Mr. Fu’s family as described in Item 5.
3 This includes 110,999 options for shares of Common Stock as described in Item 5.
4 This excludes shares beneficially owned by AGC Asia 3, Abax HK and Mr. Yang as described in Item 5.
5 The percentage of beneficial ownership of each Reporting Person is based on 37,856,844 shares of Common Stock, which includes 37,745,845 shares of Common Stock issued and outstanding as of the date of this statement and 110,999 shares of Common Stock issuable to Mr. Fu upon exercise of certain stock options.

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Wise Sun Investments Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,880,090 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,880,090 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,115,655[6]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.4%
14.	TYPE OF REPORTING PERSON CO

6 This excludes shares beneficially owned by AGC Asia 3, Abax HK and Mr. Yang as described in Item 5.

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: AGC Asia 3 Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 205,050 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 205,050 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,050[7]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14.	TYPE OF REPORTING PERSON CO

7 This excludes shares beneficially owned by Mr. Fu as described in Item 5.

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Abax Global Capital (Hong Kong) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 205,050 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 205,050 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,050[8]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14.	TYPE OF REPORTING PERSON CO

8 This excludes shares beneficially owned by Mr. Fu as described in Item 5.

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Xiang Dong Yang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 205,050 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 205,050 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,050[9]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14.	TYPE OF REPORTING PERSON IN

9 This excludes shares beneficially owned by Mr. Fu as described in Item 5.

This Schedule 13D/A (the “Schedule 13D/A”) is filed jointly by Li Fu (“Mr. Fu”), Wise Sun Investments Ltd. (“Wise Sun”), AGC ASIA 3 LTD. (“AGC Asia 3”), Abax Global Capital (Hong Kong) Limited, (“Abax HK”) and Xiang Dong Yang (“Mr. Yang” collectively with Mr. Fu, Wise Sun, AGC Asia 3, and Abax HK, the “Reporting Persons”).  With respect to Mr. Fu and Wise Sun, this Schedule 13D/A represents (i) Amendment No. 2 to the statement on Schedule 13D with respect to the Company filed jointly by Mr. Fu and Dalian Fushi Enterprises Group Company, Ltd. (“Fushi Group”) with the SEC on January 13, 2006 (the “Original 13D”), as amended and supplemented by Amendment No. 1 jointly filed by Mr. Fu and Wise Sun with the SEC on February 10, 2009 (the “Existing 13D”) and amends and, with respect to the information set forth herein, supersedes the Existing 13D.  This Schedule 13D/A represents the initial statement on Schedule 13D filed by Mr. Yang, AGC Asia 3 and Abax HK with respect to the Company.

Item 1.	Security and Issuer.

This Schedule 13D/A relates to the shares of common stock, par value $0.006 per share (“Common Stock”), of Fushi Copperweld, Inc. (the “Company”).  As of the date of this Statement, the Company has 37,745,845 shares of Common Stock issued and outstanding.  The principal executive offices of the Company are located at TYG Center Tower B, Suite 2601, Dongsanhuan Bei Lu, Bing 2, Beijing, 100027 People’s Republic of China.

Item 2.	Identity and Background

(a) This Schedule 13D/A is being filed jointly on behalf of the Reporting Persons. A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 7.01.

The Reporting Persons are participants in the proposal discussed in Item 4 below, and may be deemed to constitute a “group” within the meaning of Section 13(d)-5(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  As a member of a group, each Reporting Person may be deemed to beneficially own any Common Stock, par value $0.006 per share, of the Company (“Common Stock”) that may be beneficially owned by the members of the group as a whole.

(b) Each of the Reporting Persons’ business address is as follows:

Mr. Fu’s business address is TYG Center Tower B, Suite 2601, Dongsanhuan Bei Lu, Bing 2, Beijing, 100027 People’s Republic of China.

Wise Sun’s business address is TYG Center Tower B, Suite 2601, Dongsanhuan Bei Lu, Bing 2, Beijing, 100027 People’s Republic of China.

Each of Mr. Yang’s, AGC Asia 3’s and Abax HK’s business address is Two International Finance Centre, Suite 6708, 67/F, 8 Finance Street, Central, Hong Kong.

(c) Mr. Fu is the Chairman of the Board and co-chief executive officer of the Company and the sole executive officer, director and 100% shareholder of Wise Sun.

Wise Sun is a holding company organized in the British Virgin Islands. It sole business is making equity investments in operating companies.

Abax HK is an asset manager focused on Asian private and public investments with an emphasis on Greater China. Abax HK is the investment advisor to AGC Asia 3 which is the record owner of shares in the Company.  Mr. Yang is the ultimate controlling shareholder of Abax HK and a Director and President of Abax HK and a Director of AGC Asia 3.  Feng Qian (“Mr.Qian”) is a Director and Chief Risk Officer of Abax HK and a Director of AGC Asia 3. Mr. Yang and Mr. Qian are referred to herein as “Abax Persons”. The respective principal addresses of each Abax Person is Two International Finance Centre, Suite 6708, 67/F, 8 Finance Street, Central, Hong Kong.

(d) During the past five years, Mr. Fu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, neither Wise Sun nor any officer, director or control person of Wise Sun has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, none of Abax HK, AGC Asia 3, nor any Abax Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mr. Fu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the past five years, neither Wise Sun nor has any officer, director or control person of Wise Sun been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the past five years, none of Abax HK, AGC Asia 3, nor any Abax Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Fu is a citizen of the People’s Republic of China.  Wise Sun is incorporated under the laws of the British Virgin Islands. Abax HK is incorporated under the laws of Hong Kong. AGC Asia 3 is incorporated under the laws of the Cayman Islands.  Mr. Yang is a citizen of Hong Kong.  Mr. Qian is a citizen of the People’s Republic of China.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Fu can be deemed to beneficially own 11,115,655 shares of Common Stock, which include (i) 1,776,223 shares of Common Stock owned by Mr. Fu directly; (ii) 7,880,090 shares of Common Stock held by Wise Sun; (iii) 110,999 shares of Common Stock issuable to Mr. Fu upon exercise of certain stock options; (iv) 1,168,418 shares of Common Stock held by Ms. Xin Liu (“Ms. Liu”), wife of Mr. Fu, and 179,925 shares of Common Stock held by Yuyun Zhang (“Ms. Zhang”), mother of Mr. Fu (Ms. Liu and Ms. Zhang together, “Mr. Fu’s Family”).  The shares of Common Stock that Mr. Fu beneficially owns were acquired (i) through the reverse merger (the “Reverse Merger”) of Diversified Product Inspections, Inc. with and into Parallel Technologies, Inc. (the predecessor of the Company) on December 13, 2005, the mandatory conversion of the Company’s Series A Stock acquired by Fushi Group, of which Mr. Fu owns 85%, under the Reserve Merger into Common Stock pursuant to a reverse stock split effective as of January 30, 2006, and a private transfer by Fushi Group of its entire share interest in the Company to Mr. Fu by gift on or about March 3, 2006, and (ii) by gift; each transaction as detailed in the Original 13D and Existing 13D.  Mr. Fu disclaims any such beneficial ownership over the shares of Common Stock held by Mr. Fu’s Family.

The 205,050 shares of Common Stock owned by AGC Asia 3 Ltd. were purchased in open market purchases at an aggregate purchase cost of approximately US$1,709,261. The source of funds was from the investors of AGC Asia 3 Ltd.

The Acquirer (as defined below) intends to finance the proposed acquisition described in Item 4 of this Schedule through equity financing from Mr. Fu and AGC Asia 3, Abax HK or other affiliates of ACG Asia 3 or Abax HK, as well as debt financing in amounts sufficient to finance the proposed consideration in the Acquisition (as defined below).

Item 4.	Purpose of Transaction

Mr. Fu acquired all of the shares of Common Stock owned by him for investment purposes, and to ensure that his interests are aligned with the Company’s.  He intends to maintain his holdings of Common Stock over the long term, whether or not the possible acquisition discussed below in this Item 4 is successful.  Mr. Fu acquired the options as compensation for his role as a member of the board of directors and an executive officer of the Company.

AGC Asia 3, Abax HK and Mr. Yang acquired all of the shares of Common Stock owned by AGC Asia 3 for investment purposes in its ordinary course of business.

On November 3, 2010, Mr. Fu and Abax HK signed a consortium agreement (the “Consortium Agreement”) providing that they would work with each other on an exclusive basis to negotiate and consummate the proposed acquisition of all of the outstanding Common Stock in a going-private transaction (the “Acquisition”) for a period (the “Exclusivity Period”) beginning on the date thereof and ending on the first to occur of: (i) the date nine months after the date thereof, (ii) the date of execution and delivery of definitive documentation providing for the Acquisition (“Definitive Agreements”) and (iii) the mutually agreed termination of the Consortium Agreement; provided that, if Definitive Agreements are not entered into prior to May 3, 2011, the exclusivity will terminate unless Mr. Fu consents.  The Consortium Agreement also provides that, upon consummation of an Acquisition, all fees and expenses incurred by Mr. Fu and Abax HK will be reimbursed by the Acquirer (as defined below).  If there is no successful Acquisition, as a general matter Mr. Fu and Abax HK will share all fees and expenses incurred in connection with the Acquisition prior to the termination of the Consortium Agreement ratably based on their respective planned equity participation in the Acquisition.  Further, the terms of the Consortium Agreement include certain restrictions on the actions of Mr. Fu with respect to the securities including, among other things, that Mr. Fu will not, and will not permit any of its Representatives (as defined in the Consortium Agreement) to, within the Exclusivity Period, directly or indirectly sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell, any capital stock of the Company owned by him, directly or indirectly (“Transfer”), or enter into any contract, option or other arrangement or understanding with respect to a Transfer or limitation on voting rights of any such shares, or any right, title or interest thereto or therein.

Beneficial ownership by Mr. Yang, AGC Asia 3 and Abax HK of the shares of Common Stock which are the subject of this Schedule 13D/A and beneficially owned by Mr. Fu and Wise Sun may be deemed to have been acquired through the execution by Abax HK of the Consortium Agreement and the transactions described herein. Each of Mr. Yang, AGC Asia 3 and Abax HK disclaims any such beneficial ownership.

The references to the Consortium Agreement in this Schedule 13D/A are qualified in their entirety by reference to the Consortium Agreement itself, which is attached hereto as an Exhibit and incorporated by reference as if set forth in its entirety

Later on November 3, 2010, Mr. Fu and Abax HK submitted to the Company’s Board of Directors (the “Board”) a preliminary, non-binding letter (the “Proposal Letter”) proposing an Acquisition at a purchase price of $11.50 per share of Common Stock.  The Proposal Letter contemplates that Mr. Fu and an entity or entities nominated by Abax HK will form an acquisition vehicle (the “Acquirer”) for the purpose of pursuing the Acquisition through a merger, and that the Acquirer intends to finance the acquisition with a combination of debt and equity capital.  The Proposal Letter contemplates that the equity portion of the financing will be provided by Mr. Fu, an entity or entities nominated by Abax HK and related sources.  The references to the Proposal Letter in this Schedule 13D/A are qualified in their entirety by reference to the Proposal Letter itself, which is attached hereto as an Exhibit and incorporated by reference as if set forth in its entirety.  If the Acquisition is consummated, the Common Stock will no longer be traded on the NASDAQ and the registration of the Common Stock under Section 12 of the Exchange Act will be terminated.

Deutsche Bank AG (“DB”) is acting as the Acquirer’s financial advisor, and commitments for the debt financing for the Acquisition are expected to be in place when Definitive Agreements are signed. DB has issued a letter to Mr. Fu and Abax Global Capital, an affiliate of Abax HK, dated November 3, 2010 (the “DB Letter”) stating its preliminary indication of interest to potentially provide debt financing as specified in the DB Letter to finance the Acquisition.  In the DB Letter, DB states that it is highly confident that the arranging of this financing can be done subject to satisfaction with the terms specified therein.  This statement has significant assumptions and conditions set forth in the DB Letter.  The references to the DB Letter in this Schedule 13D/A are qualified in their entirety by reference to the DB Letter itself, which is attached hereto as an Exhibit and incorporated by reference as if set forth in its entirety.

No assurances can be given that any agreement with the Company relating to the proposed Acquisition will be entered into or be consummated.  The Proposal Letter provides that no binding obligation on the part of the Company or the Acquirer shall arise with respect to the proposed Acquisition unless and until Definitive Agreements have been executed and delivered.

Except as described above and elsewhere herein, the Reporting Persons do not have any present plan or proposal which relates to, or could result in the occurrence of, any of the events referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D/A (although they reserve the right to develop such plans).

The information set forth in this Item 4 shall be deemed to amend and restate Item 4 of the Existing 13D filed by Mr. Fu and Wise Sun in its entirety.

Item 5.	Interest in Securities of the Company

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) The second through the sixth pages of this Schedule 13D/A are incorporated herein by reference as if set forth in their entirety.

As of the date hereof, Mr. Fu directly holds 1,776,223 shares of Common Stock, plus 110,999 shares of Common Stock issuable to Mr. Fu upon exercise of certain stock options, together, approximately 5% of the outstanding Common Stock.

Mr. Fu is the holder of record of 100% of the equity interests of Wise Sun, which holds 7,880,090 shares of Common Stock, approximately 20.8% of the outstanding shares of Common Stock.  Mr. Fu has voting and dispositive control over the shares of the Company held by Wise Sun.  Mr. Fu is thereby deemed to have beneficial ownership of such shares.

Ms. Liu is the holder of record of 1,168,418 shares of Common Stock and Ms. Zhang is the holder of 179,925 shares of Common Stock, which together represents approximately 3.6% of the Common Stock outstanding. Ms. Liu is the wife of Mr. Fu, and Ms. Zhang is the mother of Mr. Fu. Mr. Fu may be deemed to have beneficial ownership of the 1,168,418 shares of Common Stock held by Ms. Liu and the 179,925 shares of Common Stock held by Ms. Zhang by virtue of such family relationships. In addition, by verbal agreement, Mr. Fu has voting and dispositive control over such shares held by Ms. Liu and Ms. Zhang, however, Mr. Fu disclaims such beneficial ownership.

 As a result, Mr. Fu may be deemed the beneficial owner of 11,115,655 shares of Common Stock or approximately 29.4% of the Common Stock outstanding.

AGC Asia 3 holds 205,050 shares of Common Stock, approximately 0.5% of the outstanding shares of Common Stock. Abax HK is the investment advisor to AGC Asia 3.  Mr. Yang is a director and President of Abax HK and a Director of AGC Asia 3 as well as the ultimate controlling shareholder of Abax HK.  AGC Asia 3, Abax HK and Mr. Yang therefore may be deemed to beneficially own and have shared voting and dispositive power over the shares of Common Stock owned by AGC Asia 3.

By virtue of the Consortium Agreement and transactions described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by the members of the group as a whole. The Reporting Persons beneficially own in the aggregate 11,320,705 shares of Common Stock, which represents approximately 29.9% of the outstanding Common Stock.  Each of AGC Asia 3, Abax HK and Mr. Yang disclaims any such beneficial ownership of such shares held by Mr. Fu, Wise Sun and Mr. Fu’s Family.  Each of Mr. Fu, Wise Sun and Mr. Fu’s Family disclaims beneficial ownership of such shares held by AGC Asia 3, Abax HK and Mr. Yang.

(c) To the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has effected any transactions relating to the Common Stock of the Company during the past sixty (60) days, except that AGC Asia 3 purchased 20,000 shares of Common Stock on September 24, 2010 at an approximate price per share of US$8.21 in open market purchase in the over-the-counter market.

(d) Other than Mr. Fu, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by Wise Sun.

(e) Not applicable.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Mr. Fu is the holder of record of 100% of the equity interests of Wise Sun, which holds 7,880,090 shares of Common Stock of the Company, representing approximately 20.9% of the issued and outstanding shares of the Common Stock of the Company.  Mr. Fu has voting and dispositive control over the shares of the Company held by Wise Sun.

In practice, by verbal agreement, Mr. Fu directs Mr. Fu’s Family’s voting and dispositive decisions regarding shares of Common Stock of the Company held by Mr. Fu’s Family

Abax HK is the investment advisor to AGC Asia 3. Mr. Yang is a director and President of Abax HK and a Director of AGC Asia 3 as well as the ultimate controlling shareholder of Abax HK.  AGC Asia 3, Abax HK and Mr. Yang therefore may be deemed to beneficially own and have shared voting and dispositive power over the shares of Common Stock owned by AGC Asia 3.

Items 3 and 4 of this Schedule 13D/A are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

The following is filed herewith as Exhibits to this Schedule 13D/A:

Exhibit 7.01	Joint Filing Agreement by and among the Reporting Persons, dated November 4, 2010

Exhibit 7.02	Proposal Letter to the Board of Directors of Fushi Copperweld, Inc., dated November 3, 2010

Exhibit 7.03	Consortium Agreement by and among Li Fu and Abax Global Capital (Hong Kong) Limited, dated November 3, 2010

Exhibit 7.04	Deutsche Bank AG Letter dated November 3, 2010

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated:  November 4, 2010

Li Fu

/s/ Li Fu
Name: Li Fu

Wise Sun Investments Limited

By:	/s/ Li Fu
Name: Li Fu
Title: Director

AGC ASIA 3 LTD.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX GLOBAL CAPITAL (HONG KONG) LIMITED

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

XIANG DONG YANG

/s/ Xiang Dong Yang
Name: Xiang Dong Yang